Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2003	2002	2001 (1)	2000	1999

Consolidated pretax income from continuing operations before minority interest, equity in earnings of affiliates, accounting changes and extraordinary items	$372.3	$119.4	$(427.5)	$355.4	$161.5

Less undistributed earnings in unconsolidated affiliates	n/a	n/a	n/a	(1.0)	(29.0)

Interest expense	70.9	71.8	45.7	16.1	14.7

Interest portion of rental expense	14.3	15.3	7.7	0.9	0.6

Earnings	$457.5	$206.5	$(374.1)	$371.4	$147.8

Interest expense	70.9	71.8	45.7	16.1	14.7

Interest portion of rental expense	14.3	15.3	7.7	0.9	0.6

Fixed charges	$85.2	$87.1	$53.4	$17.0	$15.3

Ratio of earnings to fixed charges	5.4	2.4	—	21.8	9.7

(1) Fixed charges exceeded earnings by $427.5 million in 2001.